

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 24, 2009

<u>Via U.S. Mail and facsimile to (304) 724-3786</u>

Mr. Wallace E. Boston, Jr.
President and Chief Executive Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, West Virginia 25414

> **Re:** **American Public Education, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 10, 2008**
> **File No. 001-33810**

Dear Mr. Boston:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director